As filed with the Securities and Exchange Commission on February 3, 2004.       Registration No. 333-9402

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

IXOS SOFTWARE AKTIENGESELLSCHAFT

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Germany

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

Christopher Sturdy

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York 10286

(212-815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement previously filed as Exhibit 1(iii) to this Registration Statement, as amended by Amendment No. 1 to Deposit Agreement previously filed as Exhibit 1(ii) to this Registration Statement and Amendment No. 2 to Deposit Agreement filed as Exhibit 1(i) to this Registsration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Face of Receipt and Paragraph 2
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs 8, 12 and 13
(iii) The collection and distribution of dividends	Paragraphs 11 and 14
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs 10, 12 and 13
(v) The sale or exercise of rights	Paragraph 11
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 11 and 14
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs 16 and 17
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 1, 2, 4, 5, 6, 7 and 8
(x) Limitation upon the liability of the depositary	Paragraph 15

3. Fees and Charges	Paragraph 9

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(i).

Form of Amendment No. 2 to Deposit Agreement dated as of February ___, 2004, among Ixos Software Aktiengesellschaft (the “Issuer”), The Bank of New York, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts issued under the Deposit Agreement. - Filed herewith as Exhibit 1(i).

a(ii).

Amendment No. 1 to Deposit Agreement dated as of December 23, 1999, among the Issuer, the Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(ii).

a(iii).

Deposit Agreement dated as of September 25, 1998, among the Issuer, the Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Letter dated September 25, 1998 from the Depositary to the Issuer, relating to the pre-release of American Depositary Receipts. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 30, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Ixos Software Aktiengesellschaft.

By:

The Bank of New York,

As Depositary

By:

/s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Ixos Software Aktiengesellschaft has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Grasbrun, Germany, on January 30, 2004.

IXOS SOFTWARE AKTIENGESELLSCHAFT

By:  /s/ Robert Hoog
Name: Robert Hoog

Title: Chief Executive Officer

By:  /s/ Hartmut Schaper
Name: Hartmut Schaper

Title:  Member of the Executive Board

Each person whose signature appears below hereby constitutes and appoints Robert Hoog and Hartmut Schaper, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 30, 2004.

/s/ Robert Hoog

Member of the Executive Board

Robert Hoog

(principal executive officer)

/s/ Peter Rau

Member of the Executive Board

Peter Rau

(principal financial and accounting officer)

/s/ Hartmut Schaper

Member of the Executive Board

Hartmut Schaper

/s/ Richard Gailer

Member of the Executive Board

Richard Gailer

IXOS SOFTWARE, INC.

Authorized Representative in the United States

By: /s/ Peter Skinner

     Name: Peter Skinner

     Title: VP

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amendment No. 2 to Deposit Agreement dated as of February ___, 2004, among Ixos Software Aktiengesellschaft (the “Issuer”), The Bank of New York,  as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts issued under the Deposit Agreement.

1

Amendment No. 1 to Deposit Agreement dated as of December 23, 1999, among the Issuer, the Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.